                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
              PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES
                              EXCHANGE ACT OF 1934


                                 HOMELIFE, INC.
                        -------------------------------
                 (Name of Small Business Issuer in its charter)

            Nevada                                       33-0680443
--------------------------------              --------------------------------
  (State or Other Jurisdiction                (IRS Employer Identification No.)
of Incorporation or Organization)


 4100 Newport Place, Suite 730
       Newport Beach CA                                 92660
------------------------------------------------------------------------------
(Address of principal executive offices)              (Zip Code)

                                 (949) 660-1919
                 ----------------------------------------------
                (Issuer's Telephone Number, Including Area Code)


Securities to be registered under Section 12(b) of the Act:

    Title of each class                   Name of each exchange on which
    to be so registered                   each class is to be registered
    -------------------                   ------------------------------

           None                                        None

       ------------                                ------------

       ------------                                ------------

Securities to be registered pursuant to section 12(g) of the Act:

    Common Stock, $.001 par value
    -----------------------------
          (Title of Class)

                                        PART I


ITEM 1.           DESCRIPTION OF BUSINESS

         A.       BUSINESS DEVELOPMENT

                  1.       FORM AND YEAR OF ORGANIZATION

         HomeLife, Inc. ("HomeLife") was incorporated in 1995 under the laws of the state of Nevada. The terms "HomeLife" or the "Company" shall refer to HomeLife, Inc. and all of its controlled subsidiary corporations. The company provides a broad range of services to its franchisees, licensees and consumers in the real estate marketplace. HomeLife utilizes both its proprietary "SuperSystem" marketing system and business combinations and acquisitions to grow as a real estate services company.

                  2.       ANY BANKRUPTCY, RECEIVERSHIP OR SIMILAR PROCEEDING.

         Not Applicable.

                  3. ANY MATERIAL RECLASSIFICATION, MERGER, CONSOLIDATION, OR PURCHASE OR SALE OF A SIGNIFICANT AMOUNT OF ASSETS NOT IN THE ORDINARY COURSE OF BUSINESS.

         The company's growth is largely attributable to business combinations and acquisitions. The company was initially incorporated in 1995 for the purpose of merging with Management Dynamics, Inc. a publicly owned New Jersey corporation. Upon completing this merger, in November 1995, HomeLife purchased 100% of the issued and outstanding shares and partnership interests respectively of HomeLife Realty Services, Inc. and HomeLife Realty U.S. Limited Partnership (California) in exchange for HomeLife common and preferred shares of the company. At the time of this acquisition, these companies were operating approximately 60 real estate franchises.

          In August 1996, HomeLife Realty Services acquired 93% and 83% respectively of the outstanding stock of Michigan based Red Carpet Keim and Guardian Home Warranty Company. With this acquisition, the Company acquired an additional approximately 60 franchise offices. Guardian Home Warranty changed its name to MaxAmerica Home Warranty in March 1999.

         In November 1996, the Company incorporated FamilyLife Realty Services, Inc. in Michigan as a wholly owned subsidiary .

         In January 1997, FamilyLife Realty Services, Inc. acquired the assets of Salt Lake City based franchisor, S&S Acquisition Corp. This acquisition included: (a) the trademarks "Red Carpet" and "National Real Estate Services";
(b) the licensing agreements of Red Carpet Real Estate Services and National Real Estate Services, adding approximately 58 real estate brokerage offices to the Company's offices; and (c) real estate computer technology entitled House by Mouse and Virtual Assistant. House by Mouse is an internet based software system which real estate professionals and consumers may utilize to identify residential real estate listings according to geographical and other profile data, obtained by the Company's real estate offices. Virtual Assistant is an internet based system utilized by HomeLife's agents to create marketing brochures and other literature.

         In August of 1997, the Company acquired the real estate operations and licensing agreements and trademarks of Network Real Estate, Inc., including its 12 Northern California real estate brokerage offices and its "high-end" luxury division of "International Estates," a Network Real Estate, Inc. trade name.

         In November 1997, HomeLife incorporated MaxAmerica Financial Services, Inc. MaxAmerica Financial Services, Inc. provides mortgage financing services to the Company's real estate customers. MaxAmerica Financial Services acts as a mortgage brokerage while funding and processing the loans through Mortgage Capital Resource. MaxAmerica Financial Services, Inc. has a Loan Purchase Agreement with Mortgage Capital Resource wherein Mortgage Capital Resource agrees to process and fund loans for MaxAmerica Financial Services, Inc. Mortgage Capital Resources is not affiliated with the Company.

         In February 1998, the company acquired Builders Realty. Builders Realty is a two office residential real estate company located in Calgary, Alberta, Canada. Builders Realty changed its name to HomeLife Builders Realty and operates as a wholly owned subsidiary of HomeLife, Inc.

         In April 1998, the company incorporated National Sellers Network, Inc., as a Nevada corporation, to function as a real estate licensing company for the National Real Estate Service trade name. National Sellers Network, Inc. is a wholly owned subsidiary of the Company. Also in April 1998, the company incorporated Red Carpet Broker Network, Inc., as a Nevada corporation, to function as a real estate licensing company for the Red Carpet Real Estate Services trade name. Red Carpet Real Estate Services, Inc. is also a wholly owned subsidiary of the Company.

         In August 1998, the Company incorporated HomeLife Properties, Inc. as a Nevada corporation to function as a buyer and seller of real property. This company currently has no operations and is a wholly owned subsidiary of HomeLife.

         In September 1998, the company acquired the investment banking firm of Aspen, Benson & May, LLC. Aspen, Benson & May currently has no operations and the Company does not anticipate operating through this subsidiary during at least the next 12 months.

         In January of 1999, the Company's HomeLife Builder's Realty subsidiary purchased the assets and business of HomeLife Higher Standards, a real estate brokerage firm in Calgary, Alberta, Canada.

         As a consequence of the foregoing, the company presently operates through the following:

         -    WHOLLY-OWNED SUBSIDIARIES

              HomeLife Realty Services, Inc., FamilyLife Realty Services, Inc., MaxAmerica Financial Services, Inc., Red Carpet Broker Network, Inc., National Sellers Network, Inc., HomeLife Builders Realty (Calgary) Ltd, Aspen Benson & May Investment Bankers LLC., Homelife California Realty, Inc. and Homelife Properties, Inc.

         -    MAJORITY-OWNED SUBSIDIARIES

              The Keim Group Ltd. and MaxAmerica Home Warranty Company - 93% and 83% respectively.

B.       BUSINESS OF ISSUER.

                  The company offers consumer-oriented real estate brokerage and finance services through subsidiaries and franchises. It presently operates in eight states in the United States and the province of Alberta, Canada.

                  1.       PRINCIPAL PRODUCTS AND SERVICES AND THEIR MARKET

                           A.       SERVICES AND LOCATIONS

         The Company maintains its corporate office in Newport Beach, California, and maintains regional offices in Troy, Michigan and Calgary, Alberta, Canada. HomeLife operates through various subsidiaries and companies servicing its franchised tradenames. Through its subsidiary, HomeLife Realty Services, Inc., the company, services approximately 50 real estate offices in the State of California. Through Red Carpet Keim, the company services approximately 60 real estate offices in the State of Michigan and through its tradenames, Red Carpet Real Estate Services, Network Real Estate and National Real Estate Service, services approximately 70 real estate offices in various states. In addition to the above, the Company offers the following real estate services through its various subsidiaries.

         - MORTGAGE FINANCING - through its subsidiary, Mortgage Financial Services.

         - RETAIL REAL ESTATE SERVICES - The company owns and operates a full service retail real estate brokerage through its subsidiary Builders Realty, Ltd.

         - HOME WARRANTY - HomeLife provides home warranty coverage through its subsidiary MaxAmerica Home Warranty Company. Home warrant coverage is typically obtained by purchasers of homes to insure against the failure of certain appliances and other fixtures associated with the acquired home.

                           B.       FRANCHISE AND LICENSING OPERATIONS

         HomeLife operates its real estate services through franchises and licensees. Franchises are operated in the following states: Arizona, California, Connecticut, Florida, Michigan, Nevada, South Carolina, and Texas and govern the relationships of approximately 180 offices. The franchise relationship is governed by the franchise offering circular applicable to the state in which the franchisee operates and according to the terms and conditions of the "Participating Independent Broker Franchise Agreement".

         Franchises are granted to licensed brokers to operate under the business system and plan developed by HomeLife and to use one of the following HomeLife trademarks for such operations: HomeLife, HomeLife (Words & Design), HomeLife Realty Services and HomeLife Realty and such other and substitute trade names, trademarks, service marks, graphics and logotypes as may from time to time be designated by HomeLife. These franchises are operated under the "Participating Independent Broker Franchise Agreement". The terms of the franchise agreements vary depending upon the market in which the franchisee operates. However, the typical initial franchise fee is $9,500 with each additional office's initial fee being $5,000. From time to time, HomeLife offers incentive or bonus plans to attract new franchise members. These programs may directly or indirectly decrease initial franchise fees of those franchisees entitled to such bonuses or incentives.

           The Franchise Agreement also requires the payment of "Other Fees". These fees include monthly franchise fees on a fixed fee or percentage of gross revenues basis, royalty fees and advertising contributions. Other fees also include transfer fees, training fees, interest on overdue accounts, fees related to accounting and bookkeeping system materials, and renewal fees. There are also fees that may be incurred under special circumstances such as indemnification responsibilities, insurance costs, costs of enforcing the franchise agreements and audit costs.

         In addition to the above fees, the franchisee has certain obligations under the Franchise Agreement including but not limited to compliance with standards and policies set forth in operating manuals, territorial development and sales quotas, initial and on-going training and certain advertising and participation requirements. In exchange for the franchisee's obligations and fees, HomeLife provides training programs, the use of its marketing system, its business system and plan, on-going education, advertising and general support to its franchisees.

         HomeLife also operates its business through licensing of the HomeLife trademarks. According to the terms of the standard licensing agreement, licensees are obligated to pay a membership fee to HomeLife's Red Carpet Real Estate Services in exchange for the right to use certain trademarks and service marks and to operate its business under the Red Carpet trade name to HomeLife, and HomeLife is obligated to provide these licensees with the right to use its proprietary trademarks and service marks.

                  2.       DISTRIBUTION METHODS

         The Company's niche in the market is maintained through the development of its proprietary marketing system. This community based marketing system, called the "SuperSystem" replaces the outdated marketing methods of cold calling the door knocking to obtain real estate listings and potential buyers. The SuperSystem is made available to the Company's corporately owned and franchised brokerage offices. The elimination of cold calling and door knocking has attracted two types of franchisees, franchisees new to operating a franchise and those who terminated other franchise agreements with the Company's competitors to become a franchisee of the Company.

         Management believes that the real estate market is growing rapidly. HomeLife's business plan includes focusing upon the acquisition of three types of real estate brokerage firms:

         - the continuing acquisition of real estate brokerage companies with 2 to 20 offices,

         - real estate companies who are financially weak and lack a good marketing system, and

         - real estate companies without strong name brand recognition, which could utilize the existing trademarks of HomeLife.

         In addition to this proprietary system, the acquisition by the Company of companies with both recognizable tradenames, such as Red Carpet, and existing franchise locations has enabled the company to gain immediate market share in its office locations.

                  3.       STATUS OF ANY PUBLICLY ANNOUNCED NEW PRODUCT OR
SERVICE

         In the past twelve months HomeLife, has established websites to enhance the operations of its business. The MaxAmerica Home Warranty website markets home warranty policies to residents of Michigan. The MaxAmerica Financial Services' website generates leads for mortgage loans nationally, and HomeLife's Shopping website sells retail merchandise through referrals to over 200 stores.

                  4.       COMPETITION

         HomeLife faces competition from numerous companies, some of which are more established, benefit from greater market recognition, have greater financial and marketing resources, and a broader geographical base than the Company.

         The real estate franchise industry is large and composed of many other companies. Companies such as Century 21, Prudential, Coldwell Banker, Better Homes and Gardens, ERA, and RE/Max, provide services similar to the services provided by HomeLife. Such competition may diminish the Company's market share or its ability to gain entry into certain markets, and may consequently have a material adverse effect on the Company.

         Management believes that the Company has the following advantages over its competition:

         -    A unique lead generating system provided to its franchisees.

         - Lower cost of the Company's products to franchisees and the increased benefit realized from the placement of its advertising dollars.

         - Consistent use and acquisition of new technology to provide its services to its franchisees.

                  5.       SOURCES AND AVAILABILITY OF RAW MATERIALS

         The Company is not dependent on any raw materials. As a service business, it relies primarily on the efforts of its employees and agents to generate sales. All software which comprises a material component of its services is developed through various outside contractors.

                  6.       DEPENDENCE ON ONE OR FEW MAJOR CUSTOMERS

         The company offers its services primarily to consumers in the various regional markets where it maintains a presence, I.E. individual home owners, purchasers and buyers. As a consequence, its business activities are primarily transactional in nature and not dependent upon long-term relationships with customers. Further, as a retail-based business, its customer base is broad and diverse.

                  7.       PATENTS, TRADEMARKS, LICENSES AND FRANCHISES

         The Company owns more than 40 copyrights on unique marketing concepts which include printed materials for buying and selling property, and point of sale and sales follow up techniques. The Company licenses exclusive rights, from Jerome's Magic World, to use its exclusively developed animated characters for its real estate service business for a period of eight years commencing October 30, 1995 and ending October 30, 2003. Thereafter, the license is automatically renewable for additional eight year periods at the fair market value. These characters include Jerome the Gnome, Crok `N Roll, The Waz, King D Lish and Rock Head.

         The Company licenses the following trademarks from HomeLife Securities,
Inc.: "Blueprint to Selling Your Home," "Blueprint to Buying a Home," "Family Life HR," "Family HomeLife Realty Services," "Family HomeLife Realty Services" (words only), "Focus 20/20" (words and design), "Higher Standards" (words only), "HomeLife" (words only), "HOMELIFE" (words and design), "HomeLife Higher Standards" (words and design), "HomeLife Realty Services," and "It's What Everyone's Looking For" (words only). These marks are licensed for a period of eight years at no cost to the company. The license commenced on October 30, 1995 and expires on October 30, 2003. Thereafter, the license may be renewed at fair market value for additional eight year periods.

         HomeLife has developed Community Market Super System-TM-, a lead generating, community based marketing system that eliminates cold calling and door knocking used by traditional realtors. The system was developed over several years and test marketed successfully in 80 real estate offices in Southern California. The marketing system involves use of the fictional character "Jerome the Gnome" and an accompanying cash sweepstakes. "Jerome the Gnome" acts as HomeLife's goodwill ambassador to promote the HomeLife name at community events by asking clients to list personal information and real estate needs. Through Jerome, the Company interacts with families, schools, businesses, hospitals and non-profit organizations, helping them meet their needs, spreading goodwill and promoting HomeLife as the "Family Values Company". Thousands of buyer and seller leads are generated for our affiliates, who in turn offer customers the opportunity to buy, sell, or re-finance their home or property. Jerome's activities are focused toward community locations such as shopping malls, parks, plazas, etc. Jerome is a children friendly mascot, a "child magnet" who appeals to children.

                  8.       NEED FOR GOVERNMENT APPROVAL.

         The company's franchise operations are subject to various state laws and regulations concerning the disclosure obligations of franchisors and other aspects of the relationship between franchisor and franchisee. In addition, all personnel who provide real estate brokerage and/or mortgage services are generally required to be licensed by the states and/or provinces in which such services are performed. Otherwise, no government approval is required for any of the company's current operations.

                  9.       EFFECT OF ANY EXISTING OR PROPOSED GOVERNMENT
APPROVAL.

         As noted (a) the company is required to comply with state laws governing franchise operations, and (b) the company's professional staff is required to be licensed by state real estate authorities. Otherwise, except for normal government regulation that any business encounters, the company's business is not affected by any government regulations.

                  10.      RESEARCH AND DEVELOPMENT COSTS

         HomeLife has no research or development costs outside of the expense of developing software for its internet applications, which are expensed in the year they occur.

                  11. COST AND EFFECTS OF COMPLIANCE WITH ENVIRONMENT LAWS AND REGULATIONS.

         The company is not involved in a business which involves the use of materials in a manufacturing stage where such materials are likely to result in the violation of any existing environmental rules and/or regulations. Further, the company does not own any real property which would lead to liability as a land owner. Therefore, the company does not anticipate that there will be any costs associated with the compliance of environmental laws and regulations.

                  12.      EMPLOYEES

         As of the date of this registration statement, HomeLife employs 13 full-time employees. The company hires independent contractors on an "as needed" basis only. The company has no collective bargaining agreements with its employees. The company has approximately 180 franchise offices with an estimated 2,600 agents. The company plans on hiring additional staff in the immediate future and in the long term, as needed, based on its growth rate.

ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION


         The Company has experienced growth primarily through its acquisitions of and combinations with various other companies. This includes the acquisition in August 1996 of the Keim Group of Companies and MaxAmerica Home Warranty Company (Michigan) adding 60 real estate offices and a home warranty company in Michigan. In 1997, the company purchased certain assets of S&S Acquisition Corp. providing the company with Red Carpet Real Estate Services and National Real Estate Service adding 58 real estate offices. The acquisition of the real estate computer technology of House by Mouse and Virtual Assistant provided the company with the ability to enhance its Internet communication services to its franchises. In July 1997, the company acquired the licensing agreements, trademarks and franchise offices of Network Real Estate, Inc. This acquisition provided the company with an additional 12 offices in Northern California and access to the "high-end" luxury division of "International Estates". In February 1998, the company acquired Builders Realty Ltd. providing access to the Alberta, Canada market in both retail real estate and mortgage loans. On September 15, 1998, the company purchased the stock of the investment banking firm of Aspen, Benson and May, LLC for common stock.

         From time to time, the company has entered into strategic alliances with various companies in order to explore the cross-marketing of their services to customers of the company or its franchises. To date, these strategic alliances have not included any funding agreements or other liabilities on the part of the company. Since the end of its last fiscal year, HomeLife has formed strategic alliances with Home Value Check, LLC, and Mortgage Capital Resources. Home Value Check provides Internet based appraisals for lenders and consumers of the Company's services. Mortgage
Capital Resource provides loan processing and underwriting for MaxAmerica, the real estate mortgage brokerage subsidiary of HomeLife.

         Management believes the growth fueled by these acquisitions and combinations will continue to fuel growth in 1999. However, certain key factors that are necessary in maintaining and exceeding the current growth rates are as follows:

         - Acquiring national recognition by acquiring regional franchises;
         - Targeting high achieving-high market share regional brokerage houses;
         - Continually updating its marketing techniques; and
         - Improving services available to its franchises.

         A.       PLAN OF OPERATIONS

         HomeLife's business plan is to acquire regional real estate companies throughout North America. The newly acquired companies have the choice of retaining their regional identities, or changing their name to a HomeLife brand. This allows the companies to enjoy the benefits of its regional identity while at the same time getting the support of a publicly traded national real estate company. HomeLife also intends to introduce mortgage banking as a service to agents and brokers. The Company intends to enter into the business by way of merger, acquisition, joint venture or strategic alliance. It also intends to provide a variety of ancillary real estate related products and services to the industry over the next five years. Such services will include, but not be limited to the following: title & escrow into other areas such as an internet shopping mall. While the Company has currently implemented some of these plans, there is no assurance that the Company will complete all of these plans or that it will continue providing such services. This will allow affiliated companies and their agents with real estate operating systems which include products and services directly related to real estate productivity with emphasis on marketing, training and technology. It also provides services which place significance on quantity discount purchasing for agents and brokers for marketing materials, technology products, advertising, etc. The negotiation of quantity purchasing power will help to reduce the broker's cost and offset franchise fees.

         B. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following is management's discussion and analysis of HomeLife's financial condition and results of operations. Detailed information is contained in the financial statements included with this document. This section contains forward-looking statements that involve risks and uncertainties, such as statements of the company's plans, objectives, expectations and intentions. The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document. The following table sets forth, for the period indicated, selected financial information for the Company.

                 HOMELIFE, INC. AND SUBSIDIARIES - SELECTED FINANCIAL DATA

CONSOLIDATED BALANCE SHEETS

                                                          August 31, 1999      May 31, 1999
                                                          ---------------      ------------
                                                            (unaudited)
                                     ASSETS
Cash                                                      $   333,464             327,637
Marketable Securities                                         194,875             194,875
Accounts receivable net                                       163,675             168,033
Notes receivable net                                          235,500             235,500
Prepaid expenses & deposits                                    74,978              78,159
                                                          -----------         -----------
                                                            1,002,492           1,004,204

Notes Receivable LTP                                          130,801             130,801
Property & Equipment                                          468,284             480,993
Goodwill                                                      656,902             661,273
Cash held in trust                                            472,910             342,317
Other long term assets                                        687,363             702,203
                                                          -----------         -----------
Total assets                                                3,418,752           3,321,791
                                                          ===========         ===========

                                 LIABILITIES AND
                              STOCKHOLDERS' EQUITY
Bank indebtedness                                                 $ -              16,960
Accounts payable                                              457,169             459,662
Advances from stockholders                                    143,472             143,472
Notes payable                                                  10,000              10,000
Reserve for warranty                                           51,500              51,500
Dividends payable                                               4,170               4,170
Deferred revenue                                              197,080             197,080
                                                          -----------         -----------
                                                              863,391             882,844

Deferred revenue                                              206,149             206,149
Trust liabilities                                             472,910             342,317
Minority interest                                              46,246              43,378
                                                          -----------         -----------
Total liabilities                                           1,588,696           1,474,688
                                                          -----------         -----------

Stockholders' Equity
Capital Stock                                               1,043,288           1,043,288
Additional Paid in Capital                                  2,846,093           2,846,093
Deficit                                                    (2,059,325)         (2,042,278)
                                                          -----------         -----------
                                                            1,830,056           1,847,103

Total liabilities &                                         3,418,752           3,321,791
Stockholders' equity
                                                          ===========         ===========

CONSOLIDATED STATEMENTS OF INCOME

                                                 Three months ended  Three months ended
                                                  August 31, 1999     August 31, 1998
                                                  ---------------     ---------------
                                                    (unaudited)         (unaudited)

                                      SALES
Royalty & franchise fees                            $   211,402         $   221,060
Warranty sales                                           84,372              75,327
Real estate sales commissions                           582,638           1,738,351
Other income                                            137,841              20,254
                                                    -----------         -----------
Total sales                                           1,016,253           2,054,992

                                     COST OF
                                      SALES
Cost of sales                                           631,026           1,665,688
                                                    -----------         -----------
Gross profit                                            385,227             389,304
                                                    -----------         -----------

                                    EXPENSES

Salaries & fringe benefits                              159,553             147,783
General & administrative                                177,770             216,784
Occupancy                                                42,280              41,566
Financial                                                                    51,783
Amortization                                             19,803              51,304
                                                    -----------         -----------
Total expenses                                          399,406             509,219
                                                    -----------         -----------

Net income (loss) before                                (14,179)           (119,915)
minority interest
Minority interest                                         2,868               1,875
                                                    -----------         -----------

Net income (loss) before income                         (17,047)           (121,790)
tax provision
Income tax provision

Preferred dividends                                         780                 780
                                                    -----------         -----------

Net income (loss) applicable to                     $   (17,827)        $  (122,570)
common
                                                    ===========         ===========

Basic loss per common share                              (0.004)             (0.025)
Fully diluted loss per common share                      (0.003)             (0.019)


YEAR ENDING MAY 31, 1999 COMPARED TO THE YEAR ENDING MAY 31, 1998.

         REVENUES. The Company generated gross sales of $4,049,964 for the year ending May 31, 1999 compared to gross sales of $1,915,398 for the year ending May 31, 1998. This significant increase in revenue of $2,134,566 was primarily due to real estate commission from Builders Realty which was acquired late in 1998.

         COST OF SALES. Cost of sales for the year ending May 31, 1999 was $2,791,997 compared to $805,542 for the year ending May 31, 1998. This increase of $1,986,455 was primarily due to the increase in sales commissions paid to agents of Builders Realty as a result of higher real estate commissions generated.

         SALARIES AND FRINGE BENEFITS. Salaries and fringe benefits for the year ending May 31, 1999 were $680,481 for the year ending May 31, 1999 compared to 558,506 for the year ending May 31, 1998. This increase of $121,975 was primarily the result of paying salaries to employees of Builders Realty for a full year in 1999, versus paying salaries for a partial year in 1998

         GENERAL AND ADMINISTRATIVE. General and administrative costs for the year ending May 31, 1999 were $867,136 for the year ending May 31, 1999 versus $398,052 for the year ending May 31, 1998. This increase of $409,084 was primarily due to an increase in the use of outside consultants and increase in computer expenses.

         OCCUPANCY. Occupancy for the year ending May 31, 1999 was $166,263 compared to $108,559 for the year ending May 31, 1998. This increase of $57,704 was primarily the result of rent paid for a full year in 1999 versus paying rent for a partial year in 1998.

         FINANCIAL. Financial costs for the year ending May 31, 1999 were $207,131 compared to $67,806 for the year ending May 31, 1998. This increase of $139,325 was the result of a loss on a marketable investment, a write down of inventory, and a loss on currency conversions.

         AMORTIZATION. Amortization of intangibles for the year ending May 31, 1999 was $205,214 for the year ending May 31, 1999 compared to $194,112 for the year ending May 31, 1998. This increase of $11,102 was a primarily a result of amortizing the cost of the purchase of Builders Realty for a full year in 1999 versus amortizing the cost for a partial year in 1998.

         MINORITY INTEREST. The reduction in net income due to minority interest was $7,498 in the year ending May 31, 1999 versus $9,177 for the year ending May 31, 1998. This decrease of $1,679 was due to lower revenues for the Keim Group, partially offset by higher revenues from MaxAmerica Home Warranty.

         PREFERRED DIVIDENDS. Preferred Dividends were $3,120 in the year ending May 31, 1999 versus $13,000 for the year ending May 31, 1998. This decrease of $9,880 was due to the conversion of preferred stock into common stock.

QUARTER ENDING AUGUST 31, 1999 COMPARED TO THE QUARTER ENDING AUGUST 31, 1998.

         REVENUES. The Company generated gross sales of $1,016,253 for the quarter ending August 31. 1999 versus $2,054,992 for the quarter ending August 31, 1998. This decrease of $1,038,739 is primarily due to a decrease in real estate commissions earned in 1999.

         COST OF SALES. Cost of sales for the quarter ending August 31, 1999 was $631,026 compared to $1,665,688 for the quarter ending August 31, 1998. This decrease of $1,034,662 was primarily due to the decrease in sales commissions paid to agents of Builders Realty as a result of lower real estate commissions generated.

         SALARIES & FRINGE BENEFITS. Salary and fringe benefits for the quarter ending August 31, 1999 was $159,553 compared to $147,783 for the quarter ending August 31, 1998. This decrease of $11,750 was primarily the result of an independent contractor becoming an employee of the Company.

         GENERAL AND ADMINISTRATIVE. General and administrative expenses were $177,770 for the quarter ending August 31, 1999 compared to $216,784 for the quarter ending August 31, 1998. This decrease of $39,014 was primarily the result of outside services in 1998 that did not reoccur in 1999.

         OCCUPANCY. Occupancy for the quarter ending August 31, 1999 was $42,280 compared to $41,566 for the quarter ending August 31, 1998. This increase of $714 was due to an escalation in an ongoing lease at one office location.

         FINANCIAL. Financial expenses were $0 for the quarter ending August 31, 1999 versus $51,783 for the quarter ending August 31, 1998. This decrease of $51,783 was due to loss on investments, write down on inventory, and loss on currency conversions that occurred in 1998 but did not occur in 1999.

         AMORTIZATION. Amortization expenses were $19,803 for the quarter ending August 31, 1999 versus $51,304 for the quarter ending August 31, 1998. This decrease of $31,501 was primarily due to assets that became fully amortized during the quarter ending August 31, 1998.

         MINORITY INTEREST. The decrease in net income due to minority interest was $2,868 in the quarter ending August 31, 1999 compared to $1,875 for the quarter ending August 31, 1998. This increase of $993 was due to higher revenues for the Keim Group and MaxAmerica Home Warranty.

         PREFERRED DIVIDENDS. Preferred dividends were $780 for both the quarters ending August 31, 1999 and August 31, 1998.

ITEM 3.           DESCRIPTION OF PROPERTY

         The company leases a 2,630 square foot office in Newport Beach, California. The lease term expires in June, 2001. The company is obligated on leases for its other premises located in Troy, Michigan, which expires in January, 2002 and for two Builders Realty offices located in Calgary, Alberta, Canada. The Builders leases expire in October, 2001 and August, 2002. Annual lease payments exclusive of property taxes and insurance for all locations through 2002 is $433,494.

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

                             PRINCIPAL STOCKHOLDERS

         The following table sets forth certain information regarding beneficial ownership of the company's common stock, as of the date hereof for (i) each stockholder known by the Company to be the beneficial owner of more than five percent of the outstanding common stock, (ii) each director of the Company, and
(iii) each officer of the Company, and (iv) all directors and officers as a group. Unless otherwise indicated, the address for each stockholder is 4100 Newport Place, Suite 730, Newport Beach, CA 92660.

       NAME                     NUMBER OF SHARES       PERCENTAGE
                                                      BENEFICIALLY
                                                         OWNED(1)
  Andrew Cimerman                  2,500,000            52.04%

  Lawrence Horwitz                 0                    0%

  F. Bryson Farrill                50,000               *

  Terry Lyles, Ph.D                50,000               *


  Gabrielle Jeans                  15,000               *

  Charles Goodson                  0                    0%

  William Slivka                   0                    0%

  Cede & Co.                       1,290,837            26.87%
  P.O. Box 222
  Bowling Green Station
  New York, NY

  Brinx Capital                    200,000              4.16%

  All officers and directors as
  a group (7 persons)              2,615,000            54.43%


*Less than 1%
----------
(1) Except as otherwise indicated, the company believes that the beneficial owners of common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person. The beneficial owner of Brinx Capital, Inc. is James Briscoll.

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The directors and officers of the company are as follows:

NAME                           AGE         POSITION
----                           ---         --------
Andrew Cimerman                51          President and Director

Terry A. Lyles, Ph.D.          40          Director

F. Bryson Farrill              71          Director

Gabrielle Jeans                48          Vice President

Charles Goodson                43          Vice President

William Slivka                 50          Chief Financial Officer


ANDREW CIMERMAN, 51, PRESIDENT AND DIRECTOR, has held the positions of Director and President since April 1996. For 7 years prior thereto, he was the founder and majority shareholder of HomeLife Securities, Inc. and its wholly owned subsidiary HomeLife Realty Services, Inc. Mr. Cimerman is the founder, President and majority shareholder of: Simcoe Fox Developments, Ltd., a private development company located in Toronto, Ontario, Canada; HomeLife Cimerman Real Estate Ltd., a Toronto based real estate company; Jerome's Magic World, Inc., the owner of certain animated characters; and, majority shareholder and President of Realty World America, Inc. Mr. Cimerman brings over 30 years of real estate service experience to the company, and is a strong and committed leader focused on the growth and success of the company.

TERRY A. LYLES, PH.D, 40, DIRECTOR joined the company as a director in August 1997. Dr. Lyles is a national and international speaker and trainer to professional athletes, Fortune 500 Companies, schools, universities and public audiences. Dr. Lyles' program is to reach people around the world with the message of "balance and excellence." For the past 15 years, Dr. Lyles has traveled across the United States and around the world conveying this profound message of "Life Accountability" and "A Better You." Dr. Lyles has conducted a weekly radio program "A Better You" since May 1, 1994, which is currently heard by over 1 million people in 65 nations. Dr. Lyles holds a Ph.D degree in Psychology from Wayne State University in Detroit, Michigan.

F. BRYSON FARRILL, 71, DIRECTOR joined the company as a director in February 1997. Mr. Farrill has been in the securities industry for the past 32 years. Mr. Farrill has held various senior positions, including that of President and Chairman of McLeod, Young, Weir International, an investment dealer in Toronto, Canada. He was also the Chairman of Scotia McLeod (USA) Inc. for eleven years. Mr. Farrill's broad experience is not only utilized in the United States and Canada but has served to direct the expansion of McLeod, Young, Weir Ltd. into Europe and Asia through an extensive network of branch offices.

GABRIELLE JEANS, 48, VICE PRESIDENT, has been employed by the company, or its subsidiary companies since August 1992. She has been employed by the subsidiary, HomeLife Realty Services, Inc. as Director of Sales and training. She brings over 22 years of experience in the realty industry to the company including the invaluable experience of owning and managing her own real estate brokerage firm with over 100 agents.

CHARLES GOODSON, 44, VICE PRESIDENT has been employed by the company, or its subsidiary companies since March 1992. Mr. Goodson had 15 years of commercial banking experience prior to joining HomeLife Realty Services. He is a licensed realtor. Mr. Goodson earned his B.S. degree in Business Administration from California State University, Northridge.

WILLIAM SLIVKA, 50, CHIEF FINANCIAL OFFICER has been with the company since September 1998. Mr. Slivka has 20 years experience in the securities and investment banking industry. He has earned an MBA and a MS degrees from the Pennsylvania State University. He is a certified financial planner and a licensed real estate broker.

ITEM 6.           EXECUTIVE COMPENSATION.

         The following officers of the company receive the following annual cash salaries and other compensation:

                                                SUMMARY COMPENSATION TABLE

  ----------------------------------------- --------- ------------ ------------ --------------------------------------
        Name and Principal Position           Year      Annual        Bonus                    Awards
                                                        Salary
                                                                                ------------------ -------------------
                                                                                Restricted Stock       Securities
                                                                                     Awards            Underlying
                                                                                                      Options (1)
  ----------------------------------------- --------- ------------ ------------ ------------------ -------------------
  Andrew Cimerman, President                    1999      $20,000     $-0-             -0-                -0-
  ----------------------------------------- --------- ------------ ------------ ------------------ -------------------
  Gabrielle Jeans, Vice President               1999   $72,000-(1)    $-0-             -0-                30,000
  ----------------------------------------- --------- ------------ ------------ ------------------ -------------------
  Charles Goodson, Vice President               1999      $72,000     $-0-             -0-                -0-
  ----------------------------------------- --------- ------------ ------------ ------------------ -------------------
  William Slivka                                1999      $60,000     $-0-
  ----------------------------------------- --------- ------------ ------------ ------------------ -------------------
  ----------------------------------------- --------- ------------ ------------ ------------------ -------------------
  All Officers as a Group (4 persons)           1999     $209,000     $-0-             -0-                30,000
  ----------------------------------------- --------- ------------ ------------ ------------------ -------------------

(1) Ms. Jeans has an option to purchase 30,000 shares of the company's common stock. These options are fully vested and may be exercised at the price of $5.00 per share.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         A.       STOCK OPTIONS

         While the company has not enacted a formal stock option plan for its directors and senior executives, the company has granted certain directors and officers options to purchase common stock of the company. Board of Directors members, Mr. F. Bryson Farrill and Dr. Terry Lyles, were granted options to purchase 50,000 shares of common stock of the company each. The exercise price of the option is $3.00 per share. These options are fully vested and exercisable. Vice President, Gabrielle Jeans, has been granted an option to purchase 30,000 shares of common stock at the exercise price of $5.00 per share. Ms. Jeans' options are also fully vested and exercisable.

         The following table describes the above options:

------------------------------------ ----------------------- ------------------------- -------------- --------------
                                      Number of securities       Percent of total       Exercise on    Expiration
Name                                   underlying options       options granted to      base price        Date
                                                                employees in last        ($/share)
                                                                  fiscal year(1)
------------------------------------ ----------------------- ------------------------- -------------- --------------
F. Bryson Farrill, Director                   50,000                    0%                  $3.00         None
------------------------------------ ----------------------- ------------------------- -------------- --------------
Terry Lyles, Ph.D., Director                  50,000                    0%                  $3.00         None
------------------------------------ ----------------------- ------------------------- -------------- --------------
Gabrielle Jeans, Vice President               30,000                    0%                  $5.00         None
------------------------------------ ----------------------- ------------------------- -------------- --------------
Total                                        130,000                    0%                    --           --
------------------------------------ ----------------------- ------------------------- -------------- --------------

(1)      No options were granted to employees in the last fiscal year.

         B.       CERTAIN RELATIONSHIPS

         Mr. Cimerman is President and majority shareholder of HomeLife Cimerman Real Estate Ltd. HomeLife Cimerman Real Estate Ltd.'s business activities consist of real estate sales in Toronto, Canada. The activities of HomeLife Cimerman Real Estate Ltd. are managed by the on-site management. These activities do not demand a large portion of Mr. Cimerman's time and effort. Any corporate opportunities that would be available to both the Company and to HomeLife Cimerman Real Estate Ltd. is presented to HomeLife's Board of Directors for consideration and for approval by a disinterested majority of the Board of Directors.

         The President and majority shareholder of the Company, Andrew Cimerman is the sole shareholder and President of Realty World America, Inc. Realty World America, Inc. is a real estate services company providing services to franchises. Any transactions undertaken by Mr. Cimerman on behalf of Realty World America, Inc. which may constitute a corporate opportunity are first presented to the company's board of directors for approval by a disinterested majority.

         Mr. Cimerman is also the sole shareholder of Jerome's Magic World, Inc., the owner of certain characters licensed to the company. The license of these characters to the Company is for an eight year term expiring in October 2003, at no cost to the Company. Thereafter it is renewable for additional eight year terms at the fair market value. Mr. Cimerman is sole shareholder and President of HomeLife Securities, Inc. HomeLife Securities, Inc. licenses certain "HomeLife" trademarks and service marks to the Company. The term of the licensing agreement is eight years commencing October 1995 at no cost to the Company. Thereafter, the license is renewable for additional eight year terms at the fair market value.

         Mr. Cimerman is President and majority shareholder of Simcoe Fox Developments. Simcoe Fox Developments' business activities consist of holding real estate investment property. The activities of Simcoe Fox Developments does not demand a large portion of Mr. Cimerman's time and effort, and any corporate opportunities that would be available to both the company and to Simcoe Fox Developments is presented to HomeLife's Board of Directors for consideration and for approval by a disinterested majority of the Board of Directors.

ITEM 8.           DESCRIPTION OF REGISTRANT'S SECURITIES.

         The authorized capital stock of the company consists of 20,000,000 shares of common stock, $.001 par value, 100,000 shares of convertible Class A preferred stock, 2,000 shares of Class AA preferred stock and 100,000 shares of Class AAA preferred stock. The Company's Transfer Agent is Oxford Transfer & Registrar, 317 S.W. Alder, Suite 1120, Portland, Oregon, 97204.

         The following summary of certain terms of the company's securities does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the company's Articles of Incorporation and Bylaws, which are included as exhibits to the Registration Statement of which this Prospectus is a part, and the provisions of applicable law.

                                  COMMON STOCK

         As of the date hereof, there are 4,803,932 shares of common stock, 200,000 warrants to purchase common stock and 130,000 options to purchase common stock issued and outstanding. After the conversion of the issued and outstanding preferred stock there would be 5,978,039 shares of common stock issued and outstanding. Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. At all elections of directors of the company, each holder of stock possessing voting power is entitled to as many votes as equal to the number of his or her shares of stock subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. (See Part II, Item 1 C, "Dividends"). In the event of a liquidation, dissolution or winding up of the company, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred

Stock. Holders of common stock have no right to convert their common stock into any other securities. The common stock has no preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock to be outstanding upon completion of this Offering will be, duly authorized, validly issued, fully paid and nonassessable.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS' COMMON EQUITY AND OTHER STOCKHOLDERS MATTERS

         A.       MARKET INFORMATION

         The Company's common stock is traded in the over-the-counter bulletin board under the symbol HMLF.

         The following table sets forth the high and low bid prices for the Company's common stock for fiscal years 1998 and 1999 (ended May 31), and for the quarter ended August 31, 1999, by quarter. The prices below reflect inter-dealer quotations, without retail mark-up, mark-down or commissions and may not represent actual transactions:

                                                 Low                    High
                  Quarter ended                  Bid                    Bid
                  -----------------------------------------------------------
                  8/31/97                       1.30                    4.15
                  11/30/97                      2.80                    4.75
                  2/28/98                       1.80                    5.50
                  5/31/98                       1.30                    2.00
                  8/31/98                       1.25                    2.85
                  11/30/98                      .31                     1.45
                  2/28/99                       .31                     .66
                  5/31/99                       .32                     .57
                  8/31/99                       .31                     .42

         B.       HOLDERS

         As of October 26, 1999, there were approximately 1,011 holders of Company Common Stock, as reported by the Company's transfer agent.

         C.       DIVIDENDS

         The Company has not paid any dividends on its Common Stock. The Company currently intends to retain any earnings for use in its business, and therefore does not anticipate paying cash dividends in the foreseeable future.

ITEM 2.           LEGAL PROCEEDINGS.

         The company is currently involved in one lawsuit.

         The lawsuit is entitled Bivans v. Coldwell Banker Prestige Realty, Inc., et. al and was commenced on April 16, 1998 in Michigan. The plaintiff alleges discrimination by a franchisee, Coldwell Banker Prestige Realty. The facts of the case arose prior to the acquisition by the company of Red Carpet Keim, and the defendant, Coldwell Banker Prestige Realty, ceased to be a Red Carpet Keim franchisee prior to the acquisition of Red Carpet Keim by the company. The company believes Red Carpet Keim has been named erroneously, but has not yet secured a dismissal. The company has been assured by plaintiff's counsel that it does not intend to pursue the action against the company. However, should the plaintiff pursue remedies against the company, the company plans to secure a dismissal and failing that to defend this action vigorously. Management does not believe that this action will have a material impact on the financial position of the company.

         Management believes that there are no other material litigation matters pending or threatened against the company.

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         HomeLife, engaged the accounting firm of Schwartz Levitsky Feldman llp as their accountant in May 1999. The previous accounting firm was Biller, Firth-Smith & Archibald. The change in accounting firms was primarily due to the illness, and incapacitation of a partner at the predecessor firm.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES

         In October 1995, the Company issued 1,037,859 shares of common stock to Stockholders of Management Dynamics, Inc. as consideration for the acquisition of Management Dynamics, Inc. This transaction was exempt from the registration provisions of the Act by virtue of Section 4(2) of the Act, as transactions by an issuer not involving any public offering.

         In November 1995, the company issued 81,595 shares of its common stock to 98 non-U.S. investors in consideration of payment of $326,380. This transaction was exempt from the registration provisions of the Act by virtue of Regulation S of the Act, as transactions by an issuer not involving any public offering and including non-U.S. residents.

         In January 1996, the company issued 44,636 shares of its common stock to 38 investors for payment of $178,544. Less than 35 of these investors were nonaccredited investors within the meaning of Regulation D. This transaction was exempt from the registration provisions of the Act by virtue of Section 4(2) of the Act and Rule 504 of Regulation D, as transactions by an issuer not involving any public offering.

         In May 1996, 2,500,000 shares of common stock and 10,000 shares of Class A preferred stock was issued to Andrew Cimerman for the acquisition of HomeLife Realty Services, Inc. and HomeLife Realty Services, US Limited Partnership. This transaction was exempt from the registration provisions of the Act by virtue of Section 4(2) of the Act as transactions by an issuer not involving any public offering.

         Also in May 1996, 21,250 shares of common stock were issued for consideration of $85,000 to The Charleston Group. This transaction was exempt from registration pursuant to Rule 504 of Regulation D of the Act as transactions by an issuer not involving any public offering.

         In June 1996, the company issued 21,998 shares of common stock for $22,895 to an individual investor pursuant to Rule 504 of Regulation D of the Act as transactions by an issuer not involving any public offering.

         In August 1996, 46,662 shares of common stock were issued to the Stockholders of Keim Group Ltd. for the acquisition of Keim Group Ltd. This transaction was exempt from the registration provisions of the Act by virtue of
Section 4(2) of the Act, as transactions by an issuer not involving a public offering.

         In January 1997, 70,000 shares of common stock were issued to S&S Acquisition Corp. for the acquisition of the assets of S&S Acquisition Corp. This transaction was exempt from the registration provisions of the Act by virtue of Section 4(2) of the Act, as transactions by an issuer not involving a public offering.

         In March 1997, the company issued 117,233 shares of common stock for $101,155 to non-U.S. resident investors pursuant to Regulation S of the Act. This transaction was exempt from the registration provisions of the Act by virtue of Section 4(2) of the Act, as transactions by an issuer not involving a public offering and Regulation S of the Act as transactions involving non-U.S. investors.

         In July 1997, the company issued 160 shares of Class AA preferred stock for the acquisition of tradenames and licensing agreements of Network Real Estate, Inc. This transaction was exempt from the registration provisions of the Act by virtue of Section 4(2) of the Act, as transactions by an issuer not involving a public offering.

         In August 1997, the company issued 165 shares of Class AA preferred stock for $162,500 to 33 investors in a private offering pursuant to Regulation D of the Act. This transaction was exempt from the registration provisions of the Act by virtue of Section 4(2) of the Act, as transactions by an issuer not involving a public offering.

         In February 1998, the company issued 36,000 shares of common stock to stockholders of Builders Realty Ltd. for the acquisition of Builders Realty Ltd. This transaction was exempt from the registration provisions of the Act by virtue of Section 4(2) of the Act, as transactions by an issuer not involving a public offering.

         In September 1998, the company issued shares of common stock to Aspen Benson and May, LLC in exchange for the membership interests of that company. This transaction was exempt from the registration provision of the Act by virtue of section 4(2) of the Act, as transactions by an issuer not involving a public offering.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Nevada Revised Statutes and the Company's Bylaws authorize indemnification of a director, officer, employee or agent of the company against expenses incurred by him or her in connection with any action, suit, or proceeding to which such person is named a party by reason of having acted or served in such capacity, except for liabilities arising from such person's own misconduct or negligence in performance of duty. In addition, even a director, officer, employee or agent of the company who was found liable for misconduct or negligence in the performance of duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the company pursuant to the foregoing provisions, the company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

PART F/S

FINANCIAL STATEMENTS

The following financial statements are included herein:

-    Audited Financial Statements for Fiscal Years ended May 31, 1998 and 1999.

- Unaudited Financial Statements as of and for the quarter ended August 31, 1999.

                                    PART III

ITEM 1 AND
ITEM 2.           INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS

Exhibit
-------
3.1      Articles of Incorporation of HomeLife, Inc., a Nevada corporation, dated October 9, 1995
3.2      Certificate of Amendment of Articles of Incorporation of HomeLife,
         Inc., a Nevada corporation, dated July 2, 1997
3.3      Certificate of Amendment of Articles of Incorporation of HomeLife,
         Inc., a Nevada corporation, dated September 1, 1998
3.4      Bylaws of HomeLife, Inc., dated October 10, 1995
4.1      Certificate of Designated Class A Preferred Stock
4.2      Certificate of Designated Class AA Preferred Stock
10.1     Lease Agreement dated November 1, 1996 for the office located in
         Calgary, Alberta, Canada
10.2     Lease Agreement dated September 1, 1997 for the office located in
         Airdrie, Alberta, Canada
10.3     Lease Agreement dated January 15, 1999 for the office located in
         Newport Beach, California
10.4     Lease Agreement dated April 12, 1990 for the office located in Newport
         Beach, California
10.5     First Addendum to Lease dated April 12, 1990 for the property located in Newport Beach, California
10.6     Second Addendum to Lease dated July 8, 1993 for the property located in
         Newport Beach, California
10.7     Third Addendum to Lease dated July 17,1996 for the property located in
         Newport Beach, California
10.8     Builder's Realty Stock Purchase Agreement dated February 27, 1998
10.9     Agreement for Purchase of Network Real Estate, Inc. Licensing Agreement
         and Trademarks, dated June 12, 1998
10.10    Stock Purchase Agreement, dated July 23, 1998
10.11    Asset Purchase Agreement, dated January 16, 1997
10.12    Option Agreement, dated July 10, 1996
10.13    Asset Purchase Agreement, dated April 13, 1998
10.14    Loan Purchase Agreement, dated July 7, 1998
10.15    Agreement and Plan of Acquisition, dated April 15, 1996
10.16    Agreement and Plan of Acquisition, dated April 15, 1996
10.17    Form of Participating Independent Broker Franchise Agreement
10.18    Form of Broker Membership Agreement
10.19    Stock Purchase Agreement, dated September 10, 1998
10.20    Employment Agreement between HomeLife, Inc. and Andrew Cimerman
10.21    Trademark License Agreement between HomeLife, Inc. and Jerome's Magic
         World, Inc.
10.22    HomeLife Higher Standards Asset Purchase Agreement, dated January 20,
         1999
10.23    Acquisition Agreement between Bright Financial Corporation and
         MaxAmerica Financial Services, Inc.
21       List of Subsidiaries

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     HOMELIFE, INC.


                                     By:    Andrew Cimerman
                                            Andrew Cimerman
                                     Its:   President


Signature                                 Title                             Date

  /s/ Andrew Cimerman             President, Director                       October 29, 1999
---------------------
Andrew Cimerman


 /s/ William Slivka               Chief Financial Officer, Director         October 29, 1999
-------------------
William Slivka


                                 HOMELIFE, INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                       AS OF MAY 31, 1999 AND MAY 31, 1998

                  TOGETHER WITH REPORT OF INDEPENDENT AUDITORS


                                TABLE OF CONTENTS

       Report of Independent Auditors

       Consolidated Balance Sheets                                       F-1

       Consolidated Statements of Operations                             F-3

       Consolidated Statements of Cash Flows                             F-4

       Consolidated Statements of Stockholders' Equity                   F-5

       Notes to Consolidated Financial Statements                 F-6 - F-27

SCHWARTZ LEVITSKY FELDMAN LLP
CHARTERED ACCOUNTANTS
TORONTO, MONTREAL, OTTAWA








                         REPORT OF INDEPENDENT AUDITORS


       To the Board of Directors and Stockholders of Homelife, Inc.


       We have audited the accompanying consolidated balance sheet of Homelife, Inc. as of May 31, 1999 and the related consolidated statements of operations, cash flows and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

       We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Homelife, Inc. as of May 31, 1999 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

       The consolidated balance sheet of Homelife, Inc. as of May 31, 1998 and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the years ended May 31, 1998 and 1997, before the prior period adjustments disclosed in note 16, were audited by other independent auditors. Their reports, dated June 29, 1998 and September 9, 1997 respectively, were without reservations.

       Toronto, Ontario
       August 13, 1999                                    Chartered Accountants


                    1167 Caledonia Road
                    Toronto, Ontario M6A 2X1
                    Tel:  416 785 5353
                    Fax:  416 785 5663

HOMELIFE, INC.
Consolidated Balance Sheets
As at May 31, 1999 and 1998
(Amounts expressed in U.S. dollars)


                                                              1999             1998
                                                                          (restated
                                                                        see note 16)
         ASSETS
         CURRENT ASSETS

         Cash                                              327,637          223,723
         Marketable securities, at fair value              194,875               -
         Accounts receivable (note 3)                      168,033          231,710
         Notes receivable (note 4)                         235,500          480,859
         Prepaid expenses and deposits (note 5)             78,159          290,881
                                                      -----------------------------

                                                         1,004,204        1,227,173

         NOTES RECEIVABLE (note 4)                         130,801          430,301

         PROPERTY AND EQUIPMENT (note 6)                   480,993          554,654

         GOODWILL (note 7)                                 661,273          678,755

         OTHER ASSETS (note 8)                             702,203          730,125

         CASH HELD IN TRUST (note 9)                       342,317          489,014
                                                      -----------------------------




                                                         3,321,791        4,110,022
                                                      -----------------------------
                                                      -----------------------------




         APPROVED ON BEHALF OF THE BOARD

                      Director

                      Director

HOMELIFE, INC.
Consolidated Balance Sheets
As at May 31, 1999 and 1998
(Amounts expressed in U.S. dollars)

                                                                   1999           1998
                                                                             (restated
                                                                            see note 16)
                                                                     $              $
         LIABILITIES
         CURRENT LIABILITIES
         Bank indebtedness (note 10)                             16,960               -
         Accounts payable (note 11)                             459,662          224,668
         Advances from stockholder (note 12)                    143,472          330,376
         Note payable (note 13)                                  10,000           10,000
         Reserve for warranty                                    51,500           43,900
         Dividends payable                                        4,170           10,980
         Deferred revenue                                       197,080           55,580
                                                            -----------------------------

                                                                882,844          675,504

         DEFERRED REVENUE                                       206,149          244,420

         TRUST LIABILITY (note 9)                               342,317          489,014

         MINORITY INTEREST                                       43,378           35,880
                                                            -----------------------------

                                                              1,474,688        1,444,818
                                                            -----------------------------

         STOCKHOLDERS' EQUITY

         CAPITAL STOCK (note 14)                              1,043,288        1,166,481

         ADDITIONAL PAID IN CAPITAL (note 14)                 2,846,093        2,662,125

         DEFICIT                                             (2,042,278)      (1,163,402)
                                                            -----------------------------

                                                              1,847,103        2,665,204
                                                            -----------------------------

                                                              3,321,791        4,110,022
                                                            -----------------------------
                                                            -----------------------------

                The accompanying notes are an integral part of
                   these consolidated financial statements.

HOMELIFE, INC.
Consolidated Statements of Operations
For the years ended May 31,
(Amounts expressed in U.S. dollars)

                                                        1999                1998            1997
                                                                       (restated       (restated
                                                                     see note 16)    see note 16)
                                                         $                $               $
          REVENUE
          Royalty and franchise fees                   782,174          914,946          726,101
          Warranty fees                                124,192          208,322          206,877
          Mortgage financing fees                      199,451                -                -
          Real estate brokerage                      2,632,251          647,279                -
          Other income                                 311,896          144,851                -
                                                 ------------------------------------------------
                                                     4,049,964        1,915,398          932,978

          COST OF SALES                              2,791,997          805,542          932,978
                                                 ------------------------------------------------

                                                     1,257,967        1,109,856          932,978
                                                 ------------------------------------------------
          EXPENSES

          Salaries and fringe benefits                 680,481          558,506           20,000
          General and administrative                   867,136          398,052          742,579
          Occupancy                                    166,263          108,559          283,334
          Financial                                    207,131           67,806                -
          Amortization                                 205,214          194,112          193,728
                                                 ------------------------------------------------

                                                     2,126,225        1,327,035        1,239,641
                                                 ------------------------------------------------

          LOSS BEFORE MINORITY INTEREST               (868,258)        (217,179)        (306,663)

          Minority interest                             (7,498)          (9,177)         (16,099)
                                                 ------------------------------------------------

          LOSS BEFORE INCOME TAX RECOVERY             (875,756)        (226,356)        (322,762)

          Income tax recovery (note 15)                      -                -                -
                                                 ------------------------------------------------

          NET LOSS                                    (875,756)        (226,356)        (322,762)

          Preferred dividends                           (3,120)         (13,000)               -
                                                 ------------------------------------------------
          NET LOSS APPLICABLE TO COMMON
             SHARES                                   (878,876)        (239,356)        (322,762)
                                                 ------------------------------------------------
                                                 ------------------------------------------------

          Loss before preferred dividends per
              common shares                              (0.18)           (0.06)           (0.09)
          Preferred dividends per common share            0.00             0.00             0.00
                                                 ------------------------------------------------

          BASIC LOSS PER COMMON SHARE                    (0.18)           (0.06)           (0.09)
                                                 ------------------------------------------------
                                                 ------------------------------------------------

          FULLY DILUTED LOSS PER COMMON
          SHARE                                          (0.18)           (0.06)           (0.09)
                                                 ------------------------------------------------
                                                 ------------------------------------------------

HOMELIFE, INC.
Consolidated Statements of Cash Flows
For the years ended May 31, 1999, 1998 and 1997
(Amounts expressed in U.S. dollars)


                                                                         1999                1998            1997
                                                                                        (restated       (restated
                                                                                      see note 16)    see note 16)
                                                                           $                $               $
          CASH FLOWS FROM OPERATION ACTIVITIES
          Net loss                                                    (878,876)        (239,356)        (322,762)
          Adjustments to reconcile net loss to net cash used
             in operation activities
          Depreciation and amortization                                205,214          194,112          193,728
          Minority interest                                              7,498            9,177           26,703
          Changes in assets and liabilities
          Decrease (increase) in accounts and other receivable          63,677          395,449          (17,547)
          Decrease (increase) in notes receivables                     544,859         (711,160)        (197,500)
          Decrease (increase) in prepaid expenses                      212,722         (172,023)         130,274
          Increase in accounts payable                                 234,994           59,080          144,943
          Increase (decrease) in reserve for warranty                    7,600          (10,100)          54,000
          Increase in deferred revenue                                 103,229          300,000                -
                                                                   ----------------------------------------------

                                                                       500,917         (174,821)          11,839
                                                                   ----------------------------------------------

          CASH FLOWS FROM INVESTING ACTIVITIES
          Purchases of property and equipment                          (54,145)        (156,752)        (663,216)
          Purchases of intellectual assets                             (32,004)        (149,458)        (595,000)
          Purchases (sales) of marketable securities                  (194,875)               -          120,000
          Increase in goodwill                                               -         (104,572)               -
                                                                   ----------------------------------------------

                                                                      (281,024)        (410,782)      (1,138,216)
                                                                   ----------------------------------------------

          CASH FLOWS FROM FINANCING ACTIVITIES
          Increase (decrease) in bank indebtedness                      16,960           (4,478)           4,478
          Decrease (increase) in notes payable                               -           (9,792)          19,792
          Increase (decrease) in advances from stockholder            (186,904)         180,332          148,044
          Increase (decrease) in common stock issuance                (123,193)         162,560              235
          Increase in treasury stock issuance                                -                -           74,500
          Increase in additional paid in capital                       183,968          237,321          983,745
          Increase (decrease) in dividends payable                      (6,810)          10,980                -
                                                                   ----------------------------------------------

                                                                      (115,979)         576,923        1,230,794
                                                                   ----------------------------------------------

          NET INCREASE (DECREASE) IN CASH                              103,914           (8,680)         104,417
          Cash, beginning of year                                      223,723          232,403          127,986
                                                                   ----------------------------------------------

          CASH, END OF YEAR                                            327,637          223,723          232,403
                                                                   ----------------------------------------------

          SUPPLEMENTAL DISCLOSURE OF CASH
              FLOW INFORMATION
          Interest paid                                                    254            3,004            3,980
                                                                   ----------------------------------------------
                                                                   ----------------------------------------------

          Income taxes paid                                                  -            5,089           12,810
                                                                   ----------------------------------------------
                                                                   ----------------------------------------------

HOMELIFE, INC.
Consolidated Statements of Stockholders Equity
For the years ended May 31, 1999, 1998 and 1997
(Amounts expressed in U.S. dollars)


                                                                                Class A                 Class AA
                                                    Common Stock         Preference Stock - 6%    Preferred Stock - 8%
                                              Shares           Amount      Shares      Amount         Shares   Amount
                                                            (restated
                                                           see note 16)
                                                                  $                      $                       $

BALANCE, MAY 31, 1996 - as originally
  reported                                  3,685,785           3,685      10,000    1,000,000          -         -
Adjustments (note 16)                           -                  -          -          -              -         -
Compensation (note 16)                          -                  -          -          -              -         -
                                           ----------------------------------------------------------------------------

BALANCE, MAY 31, 1996                       3,685,785           3,685      10,000    1,000,000          -         -
Issuance of common stock                      235,000             235         -          -              -         -
Sale of treasury stock (notes 14 and 16)         -                -           -          -              -         -
Stock issue expenses (notes 14 and 16)           -                -           -          -              -         -
Compensation and licensing
   arrangement (note 16)                         -                -           -          -              -         -
Net loss                                         -                -           -          -              -         -
                                           ----------------------------------------------------------------------------

BALANCE, MAY 31, 1997                       3,920,785           3,920      10,000    1,000,000          -         -
Issuance of common stock (note 14 and 16)     576,690              61         -          -              -         -
Issuance of preferred stock (note 14)            -                -           -          -              325    162,500
Compensation and licensing
  arrangement (note 16)                          -                -           -          -              -         -
Net loss                                         -                -           -          -              -         -
                                           ----------------------------------------------------------------------------

BALANCE, MAY 31, 1998                       4,497,475           3,981      10,000    1,000,000          325    162,500

Issuance of common stock (note 14)             66,750              67         -          -              -         -
Compensation and licensing
  arrangement (note 16)                           -               -           -          -              -         -
Conversion of preferred stock
  to common stock (note 14)                   239,707             240         -          -             (247)  (123,500)
Net loss                                          -               -           -          -              -         -
                                           ----------------------------------------------------------------------------

BALANCE, MAY 31, 1999                       4,803,932           4,288      10,000    1,000,000          78      39,000
                                           ----------------------------------------------------------------------------
                                           ----------------------------------------------------------------------------


                                                Paid in        Accumulated            Treasury Stock
                                                  Capital          Deficit         Shares       Amount
                                               (restated        (restated
                                             see note 16)     see note 16)
                                                      $                $                           $


BALANCE, MAY 31, 1996 - as originally
  reported                                    1,400,339         (582,172)          630,500     (74,500)
Adjustments (note 16)                             -               (9,112)            -            -
Compensation (note 16)                           10,000          (10,000)            -            -
                                           ------------------------------------------------------------

BALANCE, MAY 31, 1996                         1,410,339         (601,284)          630,500     (74,500)
Issuance of common stock                        684,465             -                 -           -
Sale of treasury stock (notes 14 and 16)        545,000             -             (630,500)     74,500
Stock issue expenses (notes 14 and 16)         (245,000)            -                 -           -
Compensation and licensing
   arrangement (note 16)                         30,000             -                 -           -
Net loss                                           -            (322,762)             -           -
                                           ------------------------------------------------------------

BALANCE, MAY 31, 1997                         2,424,804         (924,046)             -           -
Issuance of common stock (note 14 and 16)       207,321             -                 -           -
Issuance of preferred stock (note 14)              -                -                 -           -
Compensation and licensing
  arrangement (note 16)                          30,000             -                 -           -
Net loss                                           -            (239,356)             -           -
                                           ------------------------------------------------------------

BALANCE, MAY 31, 1998                         2,662,125       (1,163,402)             -           -

Issuance of common stock (note 14)               30,708             -                 -           -
Compensation and licensing
  arrangement (note 16)                          30,000             -                 -           -
Conversion of preferred stock
  to common stock (note 14)                     123,260             -                 -           -
Net loss                                           -            (878,876)             -           -
                                           ------------------------------------------------------------

BALANCE, MAY 31, 1999                         2,846,093       (2,042,278)             -           -
                                           ------------------------------------------------------------
                                           ------------------------------------------------------------

HOMELIFE, INC.
Notes to Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999



1.   BASIS OF CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION

     These financial statements consolidate, using the purchase method, the accounts of the company and its subsidiaries listed below:

     a)  Wholly-owned subsidiaries

         HomeLife Realty Services, Inc., FamilyLife Realty Services, Inc., MaxAmerica Financial Services, Inc., Red Carpet Broker Network, Inc., National Sellers Network, Inc., Builders Realty (Calgary) Ltd, Aspen Benson & May Investment Bankers LLC., Homelife California Realty, Inc. and Homelife Properties, Inc.

     b)  Majority-owned subsidiaries

         The Keim Group Ltd. and MaxAmerica Home Warranty Company - 93 1/3% and 82.72% respectively.

         On consolidation, all material intercompany accounts have been eliminated. Consolidation commenced with the effective dates of acquisition of the operations of the subsidiary companies and these financial statements include the financial results of the subsidiaries to May 31, 1999 and 1998 and 1997.

Business acquisitions by the company since June 1, 1997 were as follows:

     a) Effective on August 20, 1997, the company acquired the real estate operations, including the licencing agreements and trademarks, of Network Real Estate, Inc., a real estate broker, for $100,000 as follows:

         Cash                                                                                $    10,000
         Note payable, 8%, due October 25, 1997 (see note 13)                                     10,000
         160 Class AA convertible, redeemable preferred shares of the company carrying 8% cumulative dividend; convertible after 12 months from
           date of issue (see note 14)                                                            80,000
                                                                                           -------------
                                                                                             $   100,000
                                                                                           -------------
                                                                                           -------------

         The company had the option of buying back the Class AA Preferred shares at $5 per share prior to August 20, 1998 but did not exercise the option.

         The assets acquired were recorded as trademarks and will be amortized over 20 years on a straight-line basis

HOMELIFE, INC.
Notes to Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999



1.   BASIS OF CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION   (cont'd)

     b) On February 27, 1998, the company acquired all issued shares of Builders Realty (Calgary) Ltd., a Canadian real estate broker, for $316,080 as follows:

         Cash                                                                                $   158,040
         36,000 Common shares of the company                                                     158,040
                                                                                         ---------------

                                                                                             $   316,080
                                                                                         ---------------
                                                                                         ---------------

         The company agreed to issue additional common shares to stockholders should the market price per common share be less than $5 after 12 months from date of issue, so that the market value of total common shares issued for this acquisition would be $158,040. (see notes 14 and 17)

         The assets acquired were recorded as follows:

         Net tangible current assets                                                         $    25,900
         Goodwill                                                                                290,180
                                                                                         ---------------

                                                                                             $   316,080
                                                                                         ---------------
                                                                                         ---------------

         The goodwill will be amortized over 40 years on a straight-line line basis.

     c) On September 15, 1998, the company purchased all the issued shares of an inactive holding company, Aspen Benson and May Investment Bankers LLC., for common stock in the amount of $77,500 to be issued in January 2000. At the time of purchase, Aspen Benson and May Investment Bankers LLC. had negligible assets and revenue.

         Effectively, the acquisition allowed the company to pay the vendor a salary of $77,500 from September 10, 1998 to December 31, 1999 by the issuance of the company's common stock.

         The company has recorded a salary expense of $45,000 to May 31, 1999, with the corresponding liability to be satisfied by the issuance of common stock in January 2000.

HOMELIFE, INC.
Notes to Consolidated Financial Statements
 (Amounts expressed in U.S. dollars)
May 31, 1999




1.   BASIS OF CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION   (cont'd)

     d) On January 20, 1999, Builders Realty (Calgary) Ltd. purchased the real estate brokerage business including licensing agreements and trademarks of HomeLife Higher Standards operating in Calgary, Alberta, Canada, for $42,061 cash in fourteen monthly instalments of $2,714 and a final payment of $4,065.

         The assets acquired were recorded as follows:

         Trademarks                                                                          $    42,061
                                                                                         ---------------
                                                                                         ---------------

         These trademarks will be amortized over 20 years on a straight-line basis.

     e) During the fiscal year May 31, 1998, the company acquired, by cash of $5,000 in total, all issued shares of several newly incorporated companies. These new companies include MaxAmerica Financial Services, Inc. which will be originating real estate loans, Homelife California Realty, Inc. which will be a full service real estate operation, Homelife Properties, Inc. which will be a real estate holding company and Red Carpet Broker Network, Inc. and National Sellers Network, Inc., which will be licensing real estate brokerages.

     Business acquisitions by the company prior to June 1, 1997 were as follows:

     a) Prior to June 1, 1997, the company acquired the following:

         The net assets of Homelife U. S. Partnership, a real estate operation, for $1,000,000.

         All the issued shares of Homelife Realty Services, Inc., a real estate peration, for $250,000.

         93 1/3% and 82.72% respectively of the issued common shares of The Keim Group, Ltd. and Guardian Home Warranty Company (subsequently re-named MaxAmerica Home Warranty Company), real estate and home warranty operations, for $766,250.

         The net assets of S & S Acquisition Corp. a real estate operation, for $400,000.

         All the issued shares of Familylife Realty Services, Inc., a newly incorporated company to engage in real estate operations, for $1,000.

         The acquisitions (i) and (ii) were entities owned by a company controlled by the president of Homelife, Inc.

HOMELIFE, INC.
Notes to Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999


1.   BASIS OF CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION   (cont'd)

     b) The combined assets acquired were as follows:

         Current assets                                                                      $   162,000
         Note receivable                                                                         494,899
         Prepaid printed advertising materials                                                   320,000
         Property and equipment                                                                  369,696
         Goodwill                                                                                409,142
         Trademarks and franchise rights                                                         661,513
                                                                                         ---------------

                                                                                         $     2,417,250
                                                                                         ---------------
                                                                                         ---------------


         The combined consideration given was as follows:

         Cash                                                                                $   583,893
         10,000 Class A Preferred shares - par value of $100                                   1,000,000
         2,616,662 Common shares -
                               - par value of $0.001                                               2,617
                               - paid in capital                                                 830,740
         Warrant (see note 14)                                                                        -
                                                                                         ---------------

                                                                                       $       2,417,250
                                                                                         ---------------
                                                                                         ---------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     i)  Principal Activities

         HomeLife, Inc. together with its subsidiaries is a leading provider of services to the real estate and mortgage loan industries. The company engages in the following activities:

     a) The company franchises full service real estate brokerage offices and provides operational and administrative services to its franchisees under the names, HomeLife Realty Services, National Real Estate Service, Red Carpet Real Estate Services, Red Carpet Keim, Network Real Estate and International Estates.

     b) The company is a mortgage financing services provider through its subsidiary, MaxAmerica Financial Services, Inc.

         The company owns and operate a full service retail real estate brokerage through its subsidiary, Builders Realty (Calgary) Ltd.

HOMELIFE, INC.
Notes to Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES   (cont'd)

     i)  Principal Activities   (cont'd)

     c) The company owns and operate a full service retail real estate brokerage through its subsidiary, Builders Realty (Calgary) Ltd.

     d) The company is a provider of home warranty coverage through its subsidiary, Guardian Home Warranty Company.

     ii) Cash and Cash Equivalents

         Cash and cash equivalents include cash on hand, amounts due to banks and any other highly liquid investments purchased with a maturity of three months or less. The carrying amount approximates fair value because of the short maturity of those instruments.

    iii) Other Financial Instruments

         The carrying amount of the company's other financial instruments approximates fair value because of the short maturity of these instruments or the current nature of interest rates borne by these instruments.

     iv) Long-term Financial Instruments

         The fair value of each of the company's long-term financial assets and debt instruments is based on the amount of future cash flows associated with each instrument discounted using an estimate of what the company's current borrowing rate for similar instruments of comparable maturity would be.

     v)  Amortization of Property and Equipment

         Amortization of property and equipment is provided over 7 years using the straight-line method.

     vi) Goodwill

         Goodwill is the excess of cost over the value of tangible assets acquired. It is amortized on the straight-line basis over 40 years.

    vii) Amortization of Other Assets

         Amortization of other assets is on a straight-line basis over their estimated useful lives as follows:

         Trademarks and franchise rights                20 years
         Organization costs                              5 years

HOMELIFE, INC.
Notes to Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES   (cont'd)

   viii) Impairment

         The company's policy is to record an impairment loss against the balance of a long-lived asset in the period when it is determined that the carrying amount of the asset may not be recoverable. This determination is based on an evaluation of such factors as the occurrence of a significant event, a significant change in the environment in which the business assets operate or if the expected future non-discounted cash flows of the business was determined to be less than the carrying value of the assets. If impairment is deemed to exist, the assets will be written down to fair value. Management also evaluates events and circumstances to determine whether revised estimates of useful lives is warranted. As of May 31, 1999, management expects its long-lived assets to be fully recoverable.

     ix) Revenue Recognition

         Income from the sale of franchises is recognized over a 5-year period. Master franchise agreement fees are recognized over 10 years Royalty income stemming from the gross commissions on the sales of real estate by the franchise offices is recognized at the date of receipt; this is due to the complexity of attempting to forecast the actual closing date of the properties. Warranty income is recognized over the term of the contract which is usually 12 months; anticipated obligations under these warranty have been recorded as reserve for warranty and are based on past experience. Real estate brokerage income is recognized at the close of escrow. Loan fees are recognized as income on the signing of the mortgage financing agreements with customers. Revenue received or receivable which is not recognized as income is recorded on the balance sheet as deferred revenue.

     x)  Income taxes

         The company accounts for income tax under the provisions of Statement of Financial Accounting Standards No. 109, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes are provided using the liability method. Under the liability method, deferred income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities. In addition, the company is required to record all deferred tax assets, including future tax benefits of capital losses carried forward, and to record a "valuation allowance" for any deferred tax assets where it is more likely than not that the asset will not be realized.

     xi) Stock-Based Compensation

         In December 1995, SFAS No. 123, Accounting for Stock-Based Compensation, was issued. It introduced the use of a fair value-based method of accounting for stock-based compensation. It encourages, but does not require, companies to recognize compensation expense for stock-based compensation to employees based on the new fair value accounting rules. Companies that choose not to adopt the new rules will continue to apply the existing accounting rules contained in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. However, SFAS No. 123 requires companies that choose not to adopt the new fair value accounting rules to disclose pro forma net income and earnings per share under the new method. SFAS No. 123 is effective for financial statements for fiscal years beginning after December 15, 1995. The company has adopted the disclosure provisions of SFAS No. 123.

HOMELIFE, INC.
Notes to Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES   (cont'd)

    xii) Foreign Currency Translation

         Builders Realty (Calgary) Ltd., a wholly-owned subsidiary, maintains its books and records in Canadian dollars. Foreign currency transactions are translated using the temporal method. Under this method, all monetary items are translated into Canadian funds at the rate of exchange prevailing at balance sheet date. Non-monetary items are translated at historical rates. Income and expenses are translated at the rate in affect on the transaction dates. Transaction gain and losses are included in the determination of earnings for the year.

         The translation of the financial statements of this wholly-owned subsidiary from Canadian dollars into United States dollars is performed for the convenience of the reader. Balance sheet accounts are translated using closing exchange rates in affect at the balance sheet date and income and expenses accounts are translated using an average exchange rate prevailing during each reporting period. No representation is made that the Canadian dollar amounts could have been or could be, converted rates. Adjustments resulting from the translation are included in the determination of earnings for the year.

   xiii) Net Income (loss) and Fully Diluted Net Income (loss) Per Weighted Average Common Stock

         Net income (loss) per common stock is computed by dividing net income (loss) for the year by the weighted average number of common stock outstanding during the year.

         Fully diluted net income (loss) per common stock is computed by dividing net income (loss) for the year by the weighted average number of common stock outstanding during the year, assuming, except where the result would be anti-dilutive, that all convertible preferred shares were converted, the contingent common stock were issued, the warrant was exercised and the stock options granted were exercised (see note 14).

    xiv) Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principals in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

HOMELIFE, INC.
Notes to Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999


3.   ACCOUNTS RECEIVABLE

                                                                                    1999            1998
                                                                                      $               $
     Accounts receivable                                                         195,523         251,625
     Less:  Allowance for doubtful accounts                                      (27,490)        (19,915)
                                                                             ----------------------------

     Accounts receivable, net                                                    168,033         231,710
                                                                             ----------------------------
                                                                             ----------------------------

4.   NOTES RECEIVABLE

                                                                                    1999            1998
                                                                                      $               $
     Notes receivable at May 31, 1999 consisted of the following:

     Note receivable from HomeLife Securities, Inc, unsecured,
     non-interest bearing.  Payment in full was extended from
     December 31, 1997 to June 30, 1998                                               -          162,000

     Note receivable from Ward Enterprises, Inc. unsecured non-interest bearing, and payable in $100,000 increments at April 1, 1998, July 1, 1998 and
     December 31, 1998. These note payments were extended by ninety days during
     1998. In 1999, the company received marketable securities valued
     at $300,000 as payment.                                                          -          300,000

     Note receivable from Ward Enterprises, Inc., unsecured, non-interest bearing, and payable on December 31, 1997. This note was extended to June
     30, 1998. In 1999, the company
     received marketable securities valued at $74,500 as payment.                     -           74,500

     Note receivable arising from the sale of an existing franchise agreement.
     The note is unsecured and bears interest at a rate of 3% per year. The note is payable on demand after
     April 12, 2000                                                              200,000         200,000

     Note receivable arising from the sale of a master franchise
     agreement.  Note is unsecured and non-interest bearing.                     155,801         155,801

     Notes receivable from existing franchises for franchise fees.
     These notes are unsecured, non-interest bearing and payable
     in installments over one year                                                10,500          18,859

                                                                                 366,301         911,160
                                                                             ----------------------------

     Less:  Current portion                                                      235,500         480,859
                                                                             ----------------------------

                                                                                 130,801         430,301
                                                                             ----------------------------
                                                                             ----------------------------

HOMELIFE, INC.
Notes to Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999


5.   PREPAID EXPENSES AND DEPOSITS

                                                                                    1999            1998
                                                                               (restated
                                                                             see note 16)
                                                                                      $               $
     Promotional materials and supplies                                           50,120         251,625
     Prepaid expenses                                                             13,451          30,195
     Deposits                                                                     14,588           9,061
                                                                             ----------------------------

                                                                                  78,159         290,881
                                                                             ----------------------------
                                                                             ----------------------------

6.   PROPERTY AND EQUIPMENT

                                                                                    1999            1998
                                                                                               (restated
                                                                                             see note 16)
                                                                                      $               $
     Furniture and fixtures                                                      277,579         275,811
     Computer equipment                                                          625,599         582,492
     Leasehold improvements                                                        9,270              -
     Automobile                                                                   19,865          19,865
                                                                             ----------------------------

     Cost                                                                        932,313         878,168
                                                                             ----------------------------
                                                                             ----------------------------

     Less: Accumulated amortization

     Furniture and fixtures                                                      157,606         118,205
     Computer equipment                                                          272,525         190,262
     Leasehold improvements                                                        1,324              -
     Automobile                                                                   19,865          15,047
                                                                             ----------------------------

                                                                                 451,320         323,514
                                                                             ----------------------------

     Net book value                                                              480,993         554,654
                                                                             ----------------------------
                                                                             ----------------------------


     Amortization for the year amounted to $127,806 ($125,452 in 1998).

HOMELIFE, INC.
Notes to Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999


7.   GOODWILL

                                                                                    1999            1998
                                                                                               (restated
                                                                                             see note 16)
                                                                                      $               $
     Cost                                                                        699,322         699,322
     Less:   Accumulated amortization                                             38,049          20,567
                                                                             ---------------------------

                                                                                 661,273         678,755
                                                                             ---------------------------
                                                                             ---------------------------


     Amortization for the year amounted to $17,482 ($12,043 in 1998).


8.   OTHER ASSETS

                                                                                    1999            1998
                                                                                      $               $
     Trademarks and franchise rights                                             761,513         761,513
     Organization costs                                                          106,462          74,458
                                                                             ---------------------------

     Cost                                                                        867,975         835,971
                                                                             ---------------------------

     Less:  Accumulated amortization

     Trademarks and franchise rights                                             108,265          69,713
     Organization costs                                                           57,507          36,133
                                                                             ---------------------------

                                                                                 165,772         105,846
                                                                             ---------------------------

     Net book value                                                              702,203         730,125
                                                                             ---------------------------
                                                                             ---------------------------

     Amortization for the year amounted to $59,926 ($56,617 in 1998).


9.   CASH HELD IN TRUST AND TRUST LIABILITY

     Cash held in trust are deposits received in connection with the opening of escrow accounts for the sale of real estate. The deposits are recorded as trust liabilities and are refunded when the real estate is sold or the escrow is closed according to the terms of the escrow agreement.

HOMELIFE, INC.
Notes to Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999


10.  BANK INDEBTEDNESS

     As at December 31, 1998, the company's available line of credit under the bank loan agreement amounted to $33,920 (CDN$50,000). The operating credit facility bears interest at the bank's prime lending rate plus 2% per annum with interest payable monthly. As security, the company has provided a general assignment of book debts, a general security agreement constituting a first charge over all present and future personal property of the company, a subordination agreement with respect to amounts owed by the borrower to the shareholders of $33,920 (CDN$50,000), and a guarantee by the major shareholder of the company of $33,920 (CDN$50,000).

11.  ACCOUNTS PAYABLE

                                                                                    1999            1998
                                                                                               (restated
                                                                                                 note 16)
                                                                                      $               $
     Trade payable                                                               377,375         100,485
     Accrued expenses                                                             82,287         124,183
                                                                             ---------------------------

                                                                                 459,662         224,668
                                                                             ---------------------------
                                                                             ---------------------------


12.  ADVANCES FROM STOCKHOLDER

     The advances are from a majority stockholder and are non-interest bearing, are without specific terms of repayment and are not expected to repaid before June 1, 2000. Had the advances been valued at the current value of cash flows at the company's current rate of borrowing, the advances would be valued at $164,125 in 1999 and $342,811 in 1998. Interest of $8,218 would have been inputed for 1999, $10,152 for 1998 and $2,283 for 1997.

13.  NOTE PAYABLE

     The note payable bears interest at 8% and has been overdue since October 25, 1997.

HOMELIFE, INC.
Notes to Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999


14.  CAPITAL STOCK

a)   Authorized

     100,000 Class A Preference shares of no par value, 6% non cumulative dividend, voting, convertible to common shares at the option of the shareholder at a price equal to the face value of the Class A shares. Each Class A Preferred share carries 1,000 votes as compared with 1 vote for each common share

     2,000 Class AA preferred shares of $500 par value, 8% cumulative dividend, non-voting, redeemable at face value by the company, convertible after 12 months from the date of issuance, at the option of the shareholder, to common shares at a price equal to the 125% of the face value of the Class AA shares as compared with the market price of the common stock.

     10,000,000  Common shares of $0.001 par value

     Issued

                                                                                    1999            1998
                                                                                               (restated
                                                                                             see note 16)
                                                                                      $               $
              10,000 Class A Preferred shares                                 1,000,000       1,000,000
              78 Class AA Preferred shares  (325 - 1998)                         39,000         162,500
              4,803,932 Common shares (4,497,475 - 1998)                          4,288           3,981
                                                                          ------------------------------

                                                                              1,043,288       1,166,481
                                                                          ------------------------------
                                                                          ------------------------------

HOMELIFE, INC.
Notes to Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999


14.  CAPITAL STOCK   (cont'd)

b) Shares issued during the years ended in May 31, 1999 and 1998 were as follows:

                                                                                Capital          Paid in
                                                                 Number            stock         capital
                                                                               (restated       (restated
                                                                             see note 16)    see note 16)
                                                                                      $               $
i)   Class AA Preferred shares

     On August 20, 1997, 160 Class AA Preferred shares
     were issued to acquire the business
     of Network Real estate, Inc. (see note 1)                      160           80,000              -

     During the year ended May 31, 1998,  165 Class
     AA Preferred shares were issued for cash                       165           82,500              -
                                                           ---------------------------------------------

                                                                    325          162,500              -
                                                           ---------------------------------------------
                                                           ---------------------------------------------

     On October 7, 1998, 247 class AA Preferred
     shares were converted to 239,707 common
     shares at their face value                                    (247)        (123,500)             -
                                                           ---------------------------------------------
                                                           ---------------------------------------------

ii)  Common shares

     On February 27, 1998, the company
     issued 36,000 common shares for $158,040
     to acquire the issued shares of Builders
     Realty (Calgary) Ltd. (see note 1)                          36,000               36         158,004

     During the year ended May 31, 1998,
     25,690 common shares were issued in
     consideration of services rendered                          25,690               25          49,317

     During the year ended May 31, 1998, 250,000
     common shares were issued for promissory
     notes, non-interest bearing, payable on December 31,
     2000, totaling $485,000                                    250,000              250         484,750

     During the year ended May 31, 1998, 265,000 common
     shares were issued for promissory notes,
     non-interest bearing, payable on December 31,
     2000, totaling $250,000                                    265,000              265         249,735

HOMELIFE, INC.
Notes to Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999


14.  CAPITAL STOCK   (cont'd)

ii)  Common shares   (cont'd)

                                                                                Capital          Paid in
                                                                 Number            stock         capital
                                                                               (restated       (restated
                                                                             see note 16)    see note 16)
                                                                                      $               $
     Subscriptions receivable                                        -              (515)       (734,485)
                                                            ---------------------------------------------

                                                                576,690               61         207,321
                                                            ---------------------------------------------
                                                            ---------------------------------------------

     During the year ended May 31, 1999, 7,250 common
     shares were issued in accordance with the agreement
     for the acquisition of Keim and MaxAmerica
     (note 1)                                                     7,250                7              (7)

     During the year ended May 31, 1999,
     10,000 common shares were issued
     in consideration for services rendered                      10,000               10           8,490

     During the year ended May 31, 1999.
     49,500 Common shares were issued.
     The fair market value of the shares at
     the time of issue was $22,275                               49,500               50          22,225
                                                            ---------------------------------------------

                                                                 66,750               67          30,708
                                                            ---------------------------------------------
                                                            ---------------------------------------------


     On October 7, 1998, the company issued 239,707
     common shares for $123,500 on the conversion of 247
     Class AA preferred shares                                  239,707              240         123,260
                                                            ---------------------------------------------
                                                            ---------------------------------------------

     On October 8, 1999, the promissory note receivable in the amount of $250,000 was exchanged for 100,000 shares of Pioneer Growth Corp. The company may re-acquire its shares in exchange of the shares of Pioneer Growth Corp. during the 12 months subsequent to October 8, 1999.

c)   Contingent shares to be issued

     In the purchase agreement for the acquisition of Builders Realty (Calgary) Ltd., the Company issued common stock as part of the purchase price (see note 1). The value of the common stock issued was set at $5 per share which was substantially higher than the current market value. The company agreed that if the actual market value of the stock did not reach $5 per share within one year, the stockholders of Builders Realty (Calgary) Ltd., would be issued either additional common shares of Homelife, Inc. or cash to complete the transaction (see note 17).

HOMELIFE, INC.
Notes to Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999


14.  CAPITAL STOCK   (cont'd)

d)   Warrant

     On January 16, 1997, the company granted a warrant to S & S Acquisition Corp. as part of the consideration for the acquisition of its assets. The warrant entitles S & S Acquisition Corp. to acquire, from January 31, 1998 to January 31, 2002, up to 200,000 common shares of the company at $6 per share. The number of common shares and the price per share are adjusted proportionately with the increase in the number of common shares issued by the Company. As the market value of the common share of the company was significantly lower than $6 per share, no value was assigned to the warrant by the company.

e)   Stock options

     On September 18, 1998, the board of directors of the company adopted a stock option plan (the "plan") for its directors, employees, and consultants with an authorized number of shares of common stock of the company which may be granted under the plan of up to one million shares. The terms of the options were to be determined by the president of the company, subject to the approval by the shareholders.

f)   Treasury stock

     During the year ended May 31, 1997, the company transferred 630,500 treasury common shares to Ward Enterprises, Inc. for the following;

                                                                             No. of          Amount
                                                                             Share           $
     Consulting for stock issues                                             250,000         245,000
     Shares of HOA                                                                 -               -
     Notes receivable                                                        380,500         374,500
                                                                          --------------------------

                                                                             630,500         619,500
                                                                          --------------------------
                                                                          --------------------------

     The gain on the sale of treasury stock of $545,000 has been reflected in paid in capital. The consulting fees have been charged against paid in capital as they were paid to help the company negotiate and issue new capital stock.

g)   Outstanding common shares

     The transfer agent reflects a total of 4,878,932 common shares outstanding, 75,000 of which are held by MaxAmerica Financial Services, Inc., a wholly-owned subsidiary. The investment and share capital have been eliminated on consolidation.

HOMELIFE, INC.
Notes to Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999


14.  CAPITAL STOCK   (cont'd)

h)   Stock option plan

     As at May 31, 1999. options to various directors of the company to acquire 140,000 common stock had been granted under the stock option plan with the following terms:

     100,000  common shares at $3 per share

      30,000  common shares at $5 per share

      10,000  common shares at $1 per share, expiring July 10, 1999.

     As the exercise prices were higher than the market values on the dates of the grant, no compensation expenses were recorded by the Company.

i)   Earnings per share

     The fully diluted earnings per share does not consider the convertible preferred shares, the stock options and the issuance and the contingent common stock as the result would be anti-dilutive

15.  INCOME TAXES

                                                                   1999             1998            1997
                                                                               (restated       (restated
                                                                             see note 16)    see note 16)
                                                                     $                $               $
a)   Current                                                         -                -               -
     Deferred                                                        -                -               -
                                                           ---------------------------------------------

                                                                     -                -               -
                                                           ---------------------------------------------
                                                           ---------------------------------------------

b) The components of deferred income taxes are comprised as follows:

     Losses carried-forward                                     436,000          185,000          71,000
     Valuation allowance                                       (436,000)        (185,000)        (71,000)
                                                           ---------------------------------------------

                                                                     -                -               -
                                                           ---------------------------------------------
                                                           ---------------------------------------------

c) At May 31, 1999. the company had non-capital losses available for carry-forward of approximately $1,280,000. These losses expire after May 31, 2006.

HOMELIFE, INC.
Notes to Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999


16.  PRIOR PERIOD ADJUSTMENTS

     The following indicates the impact on the prior years' consolidated statements of operations of the following prior period adjustments:

                                                                                    1998            1997
                                                                                      $               $
a)   In the year ended May 31, 1998, the company recognized as net franchise fees income, the sale of a Germany Area Franchise for $155,801. As the company's franchise agreement is for 10 years, this income should have been recognized over 10 years. The company recorded a prior period adjustment to franchise fees income of $140,000 in 1999.
                                                                                 140,000              -

b)   In the year ended May 31, 1998, the company also recognized as franchise fees income, the sale of an Illinois, USA franchise for $200,000. As the franchise agreement is for 5 years, this income should have been recognized over 5 years. The company recorded a prior period adjustment to franchise
     fees income of $160,000 in 1999.                                            160,000              -

c)   In the year ended May 31, 1997, the company recognized
     a gain  n sale of investments of $180,000 on the sale of the company's investment in HOA Property Management for
     $300,000 in the form of a note receivable from Ward
     Enterprises, Inc.  During the same period, the company
     also sold 630,500 treasury common stock for a note of
     $74,500 from Ward Enterprises, Inc.  The financial statements have been adjusted to reflect a loss on the sale of HOA
     shares of $120,000 and a related increase in paid in
     capital of $300,000                                                              -          300,000

d)   In prior years, the company did not amortize, goodwill based on the value and estimated lives of these assets. In 1999, the company recorded a prior
     period adjustment in the form of a charge to amortization of $11,494          2,970           8,524

e)   In 1996, the company acquired printed advertising materials of $320,000 as part of a business acquisition. The company has been amortizing these prepaid expenditures over a period of 6 to 7 years. In 1999, the company recognized that these advertising materials should have been amortized over
     3 years from acquisition and recorded a prior period adjustment in the form of a charge to advertising of $123,112.
     $9,112 has been charged to 1996                                              57,000          57,000


                                       F-22




HOMELIFE, INC.
Notes to Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999


16.  PRIOR PERIOD ADJUSTMENTS   (cont'd)
                                                                                    1998            1997
                                                                                      $               $

f)   Prior to June 1, 1998, the company failed to reflect proper compensation for services provided by its president.
     In 1999, the directors of company determined that the
     value of the annual compensation for the services
     rendered should be $20,000.  The company recorded
     $50,000 for services rendered from December 1, 1995 to
     May 31, 1998 as a prior period adjustment in 1999 and a
     corresponding increase in paid in capital. $10,000 has been charged to 1996
                                                                                  20,000          20,000

g)   The company did not reflect the annual cost of the licensing arrangement with Jerome' s Magic World, Inc., a company controlled by the president of the company, commencing in 1997. In 1999, the company determined the annual value of the license would be $10,000 and recorded $20,000 for
     licensing expenses for 1997 and 1998.                                        10,000          10,000

h)   In 1998, the company failed to record the issuance of 25,600
     common shares for services rendered.                                         49,317              -

i)   Income tax provisions for 1998 and 1997 were adjusted
     accordingly to reflect the prior period adjustments listed above            (73,000)        (16,000)
                                                                             ----------------------------

                                                                                 366,287         379,524
                                                                             ----------------------------
                                                                             ----------------------------

     Other prior period adjustments that have no impact on prior year' consolidated statements of operations are as follows:

j) During the year ended May 31, 1997, the company transferred 630,500 treasury common shares to Ward Enterprises, Inc. (see note 14 (f)) and recorded $74,500 in stockholders' equity. As the fair value of the transaction should have been $619,500, the difference of $545,000 was adjusted to paid in capital. Also, as 250,000 of the 630,500 treasury common shares transferred were for consulting services relating to stock issuance by the company, $245,000 was charged to paid in capital.

HOMELIFE, INC.
Notes to Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999


16.  PRIOR PERIOD ADJUSTMENTS   (cont'd)

k) During the year ended May 31, 1998, the company issued 576,690 common shares and recorded $576 in common stock and $158,004 in paid in capital. As the fair value of these common shares issued should have been $942,382, an adjustment for additional paid in capital of $783,802 was recorded. However, as subscriptions receivable for 515,000 of these common shares issued were still outstanding, adjustments to common stock of $515 and to paid in capital of $734,485 were also recorded. (see note 14 (b)(ii))

l) During the year ended May 31, 1998. the company also issued 300,000 common shares for subscriptions receivable of $750,000. The company recorded $300 in common stock and $749,700 in paid in capital for this issuance. As these subscriptions were subsequently cancelled after May 31, 1998, the company cancelled the recorded amounts accordingly.

17.  CONTINGENT LIABILITIES

     The Company is involved in a lawsuit with National Real Estate Services of Illinois, Inc., where the company alleges that National Real Estate has breached its master franchise agreement. National has filed a cross complaint that the company has breached its master franchise agreement by not providing services, and has asked for actual damages of three million dollars and punitive damages of ten million dollars. In management's opinion, this matter will not have a material effect on the financial position of the company.

     The company is involved in a lawsuit with the sellers of Builders Realty (Calgary) Ltd. to reduce the purchase price paid for Builders Realty (Calgary) Ltd. The sellers of Builders Realty (Calgary) Ltd. have filed a counter lawsuit for damages of $20,352 (Cdn$30,000). In management's opinion, this matter will not have a material affect on the financial position of the company.

18.  COMPREHENSIVE INCOME

     The company has adopted statement of financial accounting standards No. 130 "Reporting Comprehensive Income" as of January 1, 1998 which requires new standards for reporting and display of comprehensive income and its components in the financial statements. However, it does nor affect net income or total stockholders' equity. The components of comprehensive income are as follows:

                                                                   1999             1998            1997
                                                                     $                $               $
     Net loss                                                  (875,756)        (226,356)       (322,762)
     Other comprehensive income                                   -                -               -
                                                           ----------------------------------------------

     Comprehensive loss                                        (875,756)        (226,356)       (322,762)
                                                           ----------------------------------------------
                                                           ----------------------------------------------


                                       F-24




HOMELIFE, INC.
Notes to Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999


19.  SEGMENTED INFORMATION

a)   Revenue by Geographic Area
                                                                   1999             1998            1997

                                                                     $                $               $

     United States of America                                 1,220,069        1,227,505         932,978
     Canada                                                   2,829,895          687,893              -
                                                           ----------------------------------------------

                                                              4,049,964        1,915,398         932,978
                                                           ----------------------------------------------
                                                           ----------------------------------------------


b)   Net loss by Geographic Area

                                                                   1999             1998            1997
                                                                     $                $               $
     United States of America                                  (802,685)        (231,153)       (322,762)
     Canada                                                     (73,071)           4,797              -
                                                           ----------------------------------------------
                                                               (875,756)        (226,356)       (322,762)
                                                           ----------------------------------------------
                                                           ----------------------------------------------


c)   Identifiable Assets by Geographic Area
                                                                   1999             1998

                                                                     $                $

     United States of America                                 2,832,768        3,553,672
     Canada                                                     489,023          556,350
                                                           -----------------------------

                                                              3,321,791        4,110,022
                                                           -----------------------------
                                                           -----------------------------

HOMELIFE, INC.
Notes to Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999


19.  SEGMENTED INFORMATION   (cont'd)

d)   Revenue by industry

                                                                   1999             1998            1997
                                                                     $                $               $
     Real Estate Franchise                                      782,174          976,403         726,101
     Real Estate Brokerage                                    2,632,251          687,893              -
     Mortgage Financing                                         199,451           26,260              -
     Home Warranty                                              124,192          210,902         206,877
     Other                                                      311,896           13,940              -
                                                           ---------------------------------------------

     Total                                                    4,049,964        1,915,398         932,978
                                                           ---------------------------------------------
                                                           ---------------------------------------------

e)   Net loss by industry
                                                                   1999             1998            1997

                                                                     $                $               $

     Real Estate Franchise                                     (818,505)        (156,909)       (325,570)
     Real Estate Brokerage                                      (73,071)           4,794              -
     Mortgage Financing                                            (114)         (37,000)             -
     Home Warranty                                               26,461          (30,683)          2,808
     Other                                                      (10,527)          (6,558)             -
                                                           ---------------------------------------------

     Total                                                     (875,756)        (226,356)       (322,762)
                                                           ---------------------------------------------
                                                           ---------------------------------------------

f)   Identifiable assets by industry

                                                                   1999             1998
                                                                     $                $
     Real Estate Franchise                                    2,316,525        3,399,137
     Real Estate Brokerage                                      489,023          556,350
     Mortgage Financing                                         151,624            1,803
     Home Warranty                                              344,630          141,865
     Other                                                       19,989           10,867
                                                           -----------------------------

     Total                                                    3,321,791        4,110,022
                                                           -----------------------------
                                                           -----------------------------

HOMELIFE, INC.
Notes to Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999


20.  COMMITMENTS

     The company has operating leases for premises which extend through August 31, 2002. Future minimum rental payments as of May 31, 1999 under the operating lease agreements are as follows:

     2000                                                   $         167,333
     2001                                                             168,083
     2002                                                             122,817
     2003                                                              19,920
                                                           ------------------

                                                                  $   478,153
                                                           ------------------
                                                           ------------------


21.  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect a company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

22.  SUBSEQUENT EVENTS

     On July 22, 1999 the Board of Directors of the company approved the authorization of 100,000 shares of Class AAA preferred stock, which is not entitled to any dividend, with a face value of $500 per share, and is convertible into one-hundred shares of common stock per one share of preferred stock after a period of three years from the date of issue.

     On August 12, 1999 the Company, signed a letter of intent to purchase 60% of the stock of Bright Financial Corporation for 1,200 shares of Class AAA Preferred Stock Valued at $600,000.

23.  FINANCIAL STATEMENT PRESENTATION

     Certain reclassifications of 1998 and 1997 amounts have been made in order to facilitate comparison with the current year.